UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NTR ACQUISITION CO.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE

(Title of Class of Securities)

629415100 (CUSIP Number)

JANUARY 30, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629415100	13G	Page 2 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Capital Management LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,399,000*
6. SHARED VOTING POWER

--0--
7. SOLE DISPOSITIVE POWER

2,399,000*
8. SHARED DISPOSITIVE POWER

--0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,399,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*See Item 4.

CUSIP No. 629415100	13G	Page 3 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields GP LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,399,000*
6. SHARED VOTING POWER

--0--
7. SOLE DISPOSITIVE POWER

2,399,000*
8. SHARED DISPOSITIVE POWER

--0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,399,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*See Item 4.

CUSIP No. 629415100	13G	Page 4 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Associates LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,399,000*
6. SHARED VOTING POWER

--0--
7. SOLE DISPOSITIVE POWER

2,399,000*
8. SHARED DISPOSITIVE POWER

--0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,399,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

*See Item 4.

CUSIP No. 629415100	13G	Page 5 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Jonathon S. Jacobson
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,399,000*
6. SHARED VOTING POWER

--0--
7. SOLE DISPOSITIVE POWER

2,399,000*
8. SHARED DISPOSITIVE POWER

--0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,399,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.0%
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*See Item 4.

CUSIP No. 629415100	13G	Page 6 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Richard L. Grubman
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

2,399,000*
6. SHARED VOTING POWER

--0--
7. SOLE DISPOSITIVE POWER

2,399,000*
8. SHARED DISPOSITIVE POWER

--0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,399,000*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

8.0%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*See Item 4.

CUSIP No. 629415100	13G	Page 7 of 14 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Highfields Capital III L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, B.W.I.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER

1,777,179*
6. SHARED VOTING POWER

--0--
7. SOLE DISPOSITIVE POWER

1,777,179*
8. SHARED DISPOSITIVE POWER

--0--

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,777,179*
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.9%*
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

*See item 4.

Page 8 of 14 Pages

Item 1.	(a)	Name of Issuer:

NTR Acquisition Co. (the “Issuer”)

Item 1.	(b)	Address of Issuer’s Principal Executive Offices:

100 Mill Plain Road, Suite 320, Danbury, Connecticut 06811

Item 2.	(a)	Name of Person Filing:

This statement is being filed by the following persons with respect to the shares of common stock (“Common Stock”) of the Issuer directly owned by Highfields Capital I LP (“Highfields I”), Highfields Capital II LP (“Highfields II”) and Highfields Capital III L.P. (“Highfields III” and, collectively, the “Funds”):

(i) Highfields Capital Management LP, a Delaware limited partnership (“Highfields Capital Management”) and investment manager to each of the Funds;

(ii) Highfields GP LLC, a Delaware limited liability company (“Highfields GP”) and the General Partner of Highfields Capital Management;

(iii) Highfields Associates LLC, a Delaware limited liability company (“Highfields Associates”) and the General Partner of the Funds;

(iv) Jonathon S. Jacobson, a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates; and

(v) Richard L. Grubman, a Managing Member of Highfields GP and a Senior Managing Member of Highfields Associates.

This statement is also being filed by Highfields III, an exempted limited partnership organized under the laws of the Cayman Islands, B.W.I., with respect to the Common Stock of the Issuer owned by Highfields III (which shares of Common Stock are also included in the filings for Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman).

Highfields Capital Management, Highfields GP, Highfields Associates, Highfields III, Mr. Jacobson and Mr. Grubman are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2.	(b)	Address of Principal Business Office or, if None, Residence:

Address for Highfields Capital Management, Highfields GP, Highfields Associates,

Mr. Jacobson and Mr. Grubman:

c/o Highfields Capital Management

John Hancock Tower

200 Clarendon Street, 51st Floor

Boston, Massachusetts 02116

Address for Highfields III: c/o Goldman Sachs (Cayman) Trust Limited Harbour Centre, 2nd Floor George Town, Grand Cayman KY1-1103 Cayman Islands, B.W.I.

Item 2.	(c)	Citizenship:

Highfields Capital Management – Delaware

Highfields GP – Delaware

Highfields Associates – Delaware

Jonathon S. Jacobson – United States

Richard L. Grubman – United States

Highfields III – Cayman Islands, B.W.I.

Item 2.	(d)	Title of Class of Securities:

Common Stock, $0.001 par value

Item 2.	(e)	CUSIP Number:

629415100

Item 3.		Not applicable.

Page 9 of 14 Pages

Item 4.	Ownership. For Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman:

	(a)	Amount beneficially owned: 2,399,000 shares of Common Stock

	(b)	Percent of class: 8.0%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 2,399,000

		(ii)	Shared power to vote or to direct the vote: --0--

		(iii)	Sole power to dispose or to direct the disposition of: 2,399,000

		(iv)	Shared power to dispose or to direct the disposition of: --0--

For Highfields III:

	(a)	Amount beneficially owned: 1,777,179 shares of Common Stock

	(b)	Percent of class: 5.9%

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote: 1,777,179

		(ii)	Shared power to vote or to direct the vote: --0--

		(iii)	Sole power to dispose or to direct the disposition of: 1,777,179

		(iv)	Shared power to dispose or to direct the disposition of: --0--

The number of shares of Common Stock beneficially owned by each of the Reporting Persons listed above is through their beneficial ownership of “units” of the Issuer.

Item 5.	Ownership of Five Percent or Less of a Class. Not applicable.

Item 6.

Ownership of More than Five Percent on Behalf of Another Person.

The shares beneficially owned by Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman are beneficially owned by the Funds. Highfields III beneficially owns 5.9% of the shares and each of Highfields I and Highfields II individually owns less than 5% of the shares. Highfields Capital Management serves as the investment manager to each of the Funds. Each of Highfields Capital Management, Highfields GP, Highfields Associates, Mr. Jacobson and Mr. Grubman has the power to direct the dividends from or the proceeds of the sale of the shares owned by the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not applicable.

Item 8.	Identification and Classification of Members of the Group. Not applicable.

Item 9.	Notice of Dissolution of Group. Not applicable.

Item 10.

Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2007
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Page 11 of 14 Pages

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit 1.	Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

Page 13 of 14 Pages

Exhibit 1

JOINT FILING AGREEMENT PURSUANT TO RULE 13d-1(k)(1)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him, her or it contained herein, but shall not be responsible for the completeness and accuracy of the information concerning the other entities or persons, except to the extent that he, she or it knows or has reason to believe that such information is inaccurate.

February 9, 2007
Date

HIGHFIELDS CAPITAL MANAGEMENT LP

By: Highfields GP LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS GP LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS ASSOCIATES LLC

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

JONATHON S. JACOBSON

/s/ Joseph F. Mazzella
Signature

Page 12 of 14 Pages

Joseph F. Mazzella, Authorized Signatory
Name/Title

RICHARD L. GRUBMAN

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title

HIGHFIELDS CAPITAL III L.P.

By: Highfields Associates LLC, its General Partner

/s/ Joseph F. Mazzella
Signature

Joseph F. Mazzella, Authorized Signatory
Name/Title